INFORMAL AGREEMENT WITH COMPANY OFFICER

Michael Staples, an officer and director, has verbally agreed to advance sufficient funds to the Company, on an as-needed basis, to assist in start-up operations, including expenses associated with the Company’s registration statement on Form S1 and the Prospectus contained therein, and to continue operations if sufficient funds are not raised under that Offering.

Because there are no agreed upon terms for the repayment of any funds loaned to the Company, the loans, when and if, made should be considered payable on demand.  However, Mr. Staples has agreed to wait for repayment of any funds loaned to the Company until the Company is able to repay such loans out of funds other than funds received under its Offering under Form S1.